WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds			File No.

WesMark West Virginia Municipal Bond Fund	811-07925
WesMark Growth Fund			      811-07925
Wesmark Balanced Fund			      811-07925
Wesmark Bond Fund			            811-07925
WesMark Small Company Growth Fund		811-07925

We have examined management's assertion about the WesMark
Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
April 20, 2001 included in the accompanying Management
Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed, without prior notice to management, as of April 20, 2001, and with respect to agreement of security purchases and sales, for the period from September 21, 2000 (the date of our last examination) through April 20, 2001:

1. Confirmation of all securities held by the Federal
Reserve Book Entry System (FED) and/or by The
Depository Trust Company (DTC);

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark
Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 20, 2001 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

May 18, 2001




Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

May 18, 2001

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

In connection with your attestation engagement as of April 20, 2001, relating to the WesMark Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of WesBanco Trust &
Investment Services, the Custodian of the WesMark
Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment
Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3. The Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 20, 2001 and from September 21, 2000 (last examination date) through April 20, 2001, with respect to securities reflected in the investment account of the Regions Funds.

4. We have no knowledge of significant matters that are contrary to your findings.


David B. Ellwood
WesBanco Trust & Investment Services
Senior Vice President
Investment Department